August 13, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Daniel Morris, Special Counsel

Re:	American Scientific Resources, Incorporated Amendment to Form S-1 Filed on July 6, 2010 File No. 333-164517

Ladies and Gentlemen:

On behalf of American Scientific Resources, Incorporated (the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of July 23, 2010.

Prospectus Summary, page 4

About Us, page 4

1.
You state in the second paragraph that you manufacture healthcare and medical products.  However, your disclosure beginning on page 18 indicates that your manufacturing activities are limited to the Non-Contact 5-in-1 thermometer and The Disintegrator.  We further note that these activities appear to be at preliminary stages and require significant additional funding.  Please revise your disclosure as it currently overstates your manufacturing activities.

Response:

As was previously disclosed in the registration statement, full scale production of both the Non-Contact 5-in-1 thermometer and the Disintegrator have begun. As such, as disclosed in the registration statement, activities relating to the Non-Contact 5-in-1 thermometer and the Disintegrator are not in preliminary stages. The registration statement has been revised to further clarify the Company’s manufacturing activities.

2.	We note that your summary focuses disproportionately on your products and strategies. Please revise the summary to provide additional balancing disclosure addressing the challenges that you face.

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Response:
The prospectus summary has been revised to provide additional balancing disclosure addressing the challenges the Company faces.

3.	We note your response to prior comment 7. Please disclose the aggregate amount of the notes upon which you are currently in default.

Response:

The prospectus summary has been revised to disclose the aggregate amount of the notes upon which theCompany is currently in default.

4.             We note your response to prior comment 8; however, based on the computation method set forth in your response and the revised number of shares in amendment 2, the number of shares outstanding after the offering does not appear to be accurate.  We therefore reissue our comment.

Response:

The number of shares outstanding after the offering has been corrected.

We are in default on some of our secured… page 6

5.
We note that your amended risk factor now indicates that you are in default on some, rather than all of your promissory notes.  With a view toward disclosure, please tell us which of your outstanding loans are no longer in default.

Response:

The following notes are no longer in default: note issued to Gols Associates on October 22, 2007 in principal amount of $262,500, and note issued to B. Michael Pisani in amount of $25,000 (which was converted to common stock).

We are in default on some of our convertible… page 6

6.
You refer in this added risk factor to a verbal settlement with one of your note holders.  If this note holder is Gols Associates, one of the selling shareholders and a part with whom you reached a settlement in 2009, it is unclear why you consider this note to be in default, as you indicate in the penultimate sentence of this risk factor.  Please clarify.

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Response:

The note holder is Gols Associates. The Company does not consider this note to be in default. The registration statement has been revised accordingly.

If our products are found to have defects… page 6

7.
Please clarify your reference to “warrant[ies] and other protective arrangements with certain of [your] suppliers.”  Revise the registration statement to ensure that the terms of any warranties and protective arrangements are fully disclosed.

Response:

The reference to warranties and other protective arrangements has been clarified.

We are reliant on a single customer… page 7

8.	Revise the risk factor heading to disclose that your agreement with Babies “R” Us is terminable at will.

Response:

The risk factor heading has been revised to disclose that the Company’s agreement with Babies “R” Us is terminable at will

Selling Security Holders, page 11

9.
We note your response to prior comment 15 and reissue the comment.  The basis for your belief as to the availability of Rule 415 remains unclear.  Please provide detailed legal analysis fully addressing the facts and circumstances relevant to the factors set forth in Securities Act Rules Compliance and Disclosure Interpretations 612.09 available at http:www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.  Note that it is insufficient to provide vague or generalized responses.

Response:

There is simply no basis for any suggestion, and the Staff has not brought to the attention of the Company any basis for any suggestion, that Rule 415 is unavailable with respect to the registration statement. Rule 415 is available for the registration statement because the registration statement is for a secondary offering and there is no basis to suggest, and the Staff has not brought to the attention of the Company any basis to suggest, that the registration statement is not for a secondary offering. Every factor under 612.09 clearly indicates that the registration statement is for a secondary offering, as follows:

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How long the selling shareholders have held the shares:

All of the selling shareholders have held theirs shares for over three months. As such, the investors made an investment in the Company and they hold the risk of ownership.  Further, even after the registration is declared effective, they will continue to bear the risk of ownership. Thus, this factor clearly argues in favor of the availability of Rule 415.

The circumstances under which the selling shareholders have received the shares.

The selling shareholders acquired the securities from the issuer in private placements pursuant to subscription agreements or for agreeing to provide services to the Company. Further, each such transaction was exempt from registration pursuant to Sections 4(2) of the Securities Act.  These private placements constituted the primary offerings by the Company. Furthermore, the private placements were arms length transactions. Thus, this factor clearly argues in favor of the availability of Rule 415.

Relationship to the issuer: None of the selling shareholders is an affiliate of the issuer. The selling shareholders’ sole relationship to the issuer has been as investors or service providers. This factor clearly argues in favor of the availability of Rule 415.

Whether the selling shareholders are in the business of underwriting securities. Other than Southridge, which is offering only 525,000 shares (out of a total of 194,751,268 shares being offered), none of the selling shareholders is in the business of underwriting securities. This factor clearly argues in favor of the availability of Rule 415.

Amount of shares involved: The Company’s public float is approximately 1.75 billion shares. The number of shares included in the registration statement is approximately 11.1% of the public float. This factor clearly argues in favor of Rule 415.

Whether under all the circumstances it appears that the selling shareholders are acting as a conduit for the issuer:

Based on the above discussion and facts, the Company respectfully submits that a reasonable person cannot conclude that the selling stockholders are acting as a conduit for the Company.  The selling stockholders purchased the securities in a financing, or were issued the securities for agreeing to provide services to the Company, the selling stockholders do not hold a significant block of the Company’s voting securities and these investments were made over a significant period of time in excess of three months ago.

Thus, the Company has shown that Rule 415 is available for the offering. If the Staff is aware of any basis on which Rule 415 is not available, it has not been brought to the attention of the Company.

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10.	We note your response to prior comment 16 and reissue our comment. It is unclear how your revisions to the footnotes address our comment.

Response:

As noted in the prior response, shares issued to service providers included in the registration statement, were issued in consideration for agreeing to provide services, not for providing services. Accordingly, the shares were issued upon such agreement, without regard to when any actual services were completed. Prior comment 16 asked when the services that form the consideration for each issuance were completed. As noted above, there were no services that formed the consideration for each issuance, but only an agreement to provide services. When any actual services were completed has no relevance to when the shares were issued and when the issuance was complete.

11.
Please note that the purpose of our prior comment 17 was not to request deletion of information required by Item 507 of Regulation S-K but rather clarification as to the ownership by the individuals included in your table.  For example, based on the table as it appeared in the previous amendment, it is unclear whether the Percentage Ownership After Completion of the Offering is based on full exercise and conversion of notes and debentures or another amount.

Response:

The selling stockholder table has been revised in accordance with the Staff’s comment.

Description of Business, page 18

12.
In the fiscal sentence of the fourth paragraph of this section, you state that you are in the process of introducing your product to some major retail pharmacy chains.  Please tell us the status of this process and the hurdles that remain.

Response:

The Disintegrator has been reviewed by the buyer of a major retail pharmacy chain, which will decide in the fourth quarter of 2010 whether to begin purchasing the product. No other hurdles remain with respect to commencing retail distribution of the product.

Kidz-Med Thermofocus 5-in-1, page 18

13.	Please provide us, on a supplemental basis, the study you refer to in the response to prior comment 22 as well as the link to where the study can be found on the website that you cite.

Response:

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The link to the site is: http://www.minervamedica.it/en/journals/minerva-pediatrica/article.php?cod=R15Y2007N04A0327.

A copy of the study is being provided supplementally.

14.
You indicate in your response to prior comment 23 that you have disclosed your reasons for identifying a Chinese factory when final assembly and packaging will be done domestically.  Please tell us where you have made this disclosure.

As disclosed on page 19, “The Company will purchase all the components from this factory, but final assembly and packaging are done domestically, at the Company’s Ohio facility.”

15.	It is unclear what you mean by a “passing grade” in the first paragraph on page 18. Please clarify.

Response:

The registration statement has been revised to clarify that when ASTM tests products to ensure they meet ASTM’s standards, ASTM provides either a pass or fail grade.

16.
Refer to the first paragraph on page 19.  Your added disclosure indicates that full scale final assembly and production have begun.  Please clarify the number of units that you are currently producing and when production actually began.

Response:

The registration statement has been revised to clarify the number of units the Company is currently producing and when production actually began.

17.
We note your response to prior comment 24 and your disclosure on page 4 that the Thermofocus is being phased out.  Please disclose in this section your schedule for the phase-out and how the phase-out is related to your sales of your Non-Contact thermometer.

Response:

The section has been revised to disclose the schedule for the phase-out and how the phase-out is related to the Company’s sales of its Non-Contact thermometer.

The Disintegrator, page 19

18.
We note that you use three different defined terms to refer to Safeguard Medical Technologies.  Please select a single defined term and use it consistently throughout the registration statement.  Note that the meaning of the defined term should be clear and unambiguous on its face.  For this reason, the defined term “Seller” (as used on page 23) is not appropriate.  Please revise.

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www.srff.com

The registration statement has been revised to consistently use “Safeguard” to refer to Safeguard Medical Technologies.

19.
We note your revision in response to prior comment 31.  Please update your disclosure in the last sentence of this section.  To the extent that you have not fulfilled this order as expected, disclose why.

Response:

The registration statement has been revised to update the disclosure in the last sentence and explain why the order has not yet been fulfilled.

20.	Regarding the brochure supplementally submitted in response to prior comment 32, it is unclear where the EPA lists the Disintegrator as an EPA recommended devise. Please advise.

Response:

The unit exhibited in picture in the brochure under “Home Needle Destruction Devices” is the Disintegrator.  Although the Company believes this brochure indicates the Disintegrator is an EPA recommended device, the reference to the Disintegrator being an EPA recommended device has been removed from the registration statement.

Competition, page 20

21.	We note that you removed Assess and Personal Best from your list of competitors. Please tell us your basis for concluding that the products of these companies no longer compete with your products.

Response:

Assess and Personal Best are not companies but rather are brand names of products sold by Philips Respironics. In accordance with prior comment 37, the registration statement was revised to provide the full names of the companies that make competing products, rather than just provide the names of competing products. The registration statement has been further revised to clarify that Philips Respironics competes with the Company through its Assess and Personal Best products.

Legal Proceedings, page 21

22.           Please clarify the reference to “KM” in the first paragraph of this section.

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Response:

The reference to “KM” has been clarified.

23.	Please revise the second paragraph of this section to clarify the procedural posture of the lawsuit discussed. In addition, please describe with greater specificity the nature of the claims asserted.

Response:

The paragraph has been revised to describe with greater specificity the procedural posture of the lawsuit and nature of the claims asserted.

24.	We note your response to prior comment 41. Please clarify whether the shares issued in connection with the settlement contain will bear legends.

Response:

The registration statement has been revised to clarify that the shares were without legend on the basis of the exemption from registration provided by Section 3(a)(10) of the Securities Act.

25.
Regarding your revisions in response to prior comment 40 and the Exergen lawsuit described in the third paragraph of this section, please disclose with greater specificity the nature of the allegations.  For example, what does the lawsuit allege about the forehead and temporal artery flow and how does this relate to the product?

Response:

The registration statement has been revised to disclose with greater specificity the nature of the allegations.

Purchase of the Disintegrator Patent, page 23

26.           Please clarify the reference to certain other products that may be introduced by Mr. Roth.

Response:

The reference to certain other products has been clarified.

27.
We note your response to prior comment 42 and reissue.  It appears that certain material terms of this transaction have not been disclosed.  For instance, please disclose the targets that must be met in order to trigger the one-time bonus of up to $200,000 based on gross revenue generated from sales of the Disintegrator Plus certain other products.  In addition, please clarify the reference here to “certain other products.”

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Response:

The registration statement has been revised to disclose all material terms of the transaction, and to clarify the reference to “certain other products.”

28.
To the extent that you are discussing payments made to Mr. Roth in connection with this transaction, please refer to Mr. Roth by name or by name and by title.  However, please to not refer to Mr. Roth only by title (i.e., the executive and majority owner of the Seller.)

Response:

The registration statement has been revised to refer to Mr. Roth by name in connection with this transaction.

Background of Executive Officers and Directors, page 36

29.	Please revise the second sentence of Mr. Roth’s biography to clarify the nature of his duties and the companies by whom he was employed. Alternatively, please remove this sentence.

Response:

The sentence has been removed.

Financial Statements for March 31, 2010

Note 3. Summary of Significant Accounting Policies, page 8

Patent, page 9

30.
Please expand critical accounting policy disclosure in MD&A to describe the factors you considered in determining the useful life for the patent.  That is: describe the basis for your conclusion that the period of expected cash flows will extend to the expiration of the underlying patent.  Please also describe factors that could lead to reconsideration and revision of the assigned life.

Response:

The critical accounting policy disclosure has been revised in accordance with the Staff’s comment.

31.
As your financial statements for the quarter ended March 31, 2010 were not previously filed, please explain to us the rationale for describing those financial statements as “restated.”  If previously issued financial statements for the quarter have been restated, please label the individual financial statement presented as “restated.”

Response:

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The financial statements for the quarter ended March 31, 2010 were described as “restated” because they have previously been posted on pinksheets.com. Please refer to the revisions in Note 4 to the Consolidated Financial Statements.

Note 9. Commitments and Contingencies, page 19

32.
We refer to comment 56 in our letter dated June 2, 2010.  We see you have not applied our comment to your interim financial statement.  In the first paragraph on page 20, please clarify by assessing potential adverse material effect in terms of the financial statements as a whole or in terms of financial position, results of operations, and cash flows.

Response:

Note 9 has been revised in accordance with the Staff’s comment.

Item 16. Exhibits, page 46

33.
We reissue prior comment 61 as it relates to the second and third bullet points and the last bullet point in regards to the eleventh bullet point of comment 120 in our February 22, 2010 letter as it is not clear from your response whether these agreements have been filed.  Please confirm that you will file all material agreements.

Response:

With respect to the second bullet point, there was no single purchase warrant issued for 11,525,000 shares. As disclosed in the registration statement, the aggregate of 11,525,000 warrants were issued to Southridge Investment Group  and its employees and affiliates. The warrants were filed as exhibits 10.86 to 10.92.

With respect to the eleventh bullet point of comment 120 in the Staff’s February 22, 2010 letter, the agreement was filed as exhibit 10.79. Please note that this agreement is signed by Marc Massoglia.

There was no written agreement with respect to the third bullet point.
The Company confirms that it will file all material agreements.

Item 16. Exhibit, page 46

34.	Please tell us where you filed, or why you need not file the exhibit related to the settlement with Shrink you mention on page 22.

Response:

The settlement agreement does not need to be filed because it is not material to the Company.

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Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

35.	Please include a currently dated and signed consent from your independent auditors with any amendment of the filing.

Response:

The S-1 amendment No. 3 includes a currently dated and signed consent from the Company’s independent auditors and any subsequent amendments will include a currently dated and signed consent from the Company’s independent auditors.

Very Truly Yours,

/s/ Jeff Cahlon

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MINERVA
PEDIATRICA

VOL. 59 · N. 4 · PAG. 327-336 · AGOSTO 2007

COMPARATIVE STUDY OF BODY TEMPERATURE MEASURED WITH A NON-CONTACT INFRARED THERMOMETER *VERSUS* CONVENTIONAL DEVICES

THE FIRST ITALIAN STUDY ON 90 PEDIATRIC PATIENTS

C. E. OSIO, V. CARNELLI

EDIZIONI · MINERVA · MEDICA

PUBBLICAZIONE PERIODICA BIMESTRALE - POSTE ITALIANE S.P.A. - SPED. IN A. P. D.L. 353/2003 (CONV. IN L. 27/02/2004 N° 46) ART. 1, COMMA 1, DCB/CN - ISSN 0026-4946 - TAXE PERÇUE

MINERVA PEDIATR 2007;59:327-36

Comparative study of body temperature measured with a non-contact infrared thermometer *versus* conventional devices

The first Italian study on 90 pediatric patients

C. E. OSIO, V. CARNELLI

Second Children's Clinic
University of Milan, Milan, Italy

Aim. **The aim of this study was to evaluate the reliability of measuring body temperature with an infrared non contact thermometer *versus* conventional devices in infants and children.**

Methods. **A total of 90 pediatric patients, comprising inpatients and ambulatory patients, examined at the Second Children's Clinic of the University of Milan were recruited and divided by age into 3 groups (<1 year, 1-5 years, >5 years of age). The body temperature of each patient was measured using the study device at three sites (forehead, navel, axilla) and three other commercially available thermometers. Correlation between the measurements was tested with linear regression analysis.**

Results. **The correlation between the measurements was statistically significant; the temperature measured at the three body sites (forehead, navel, axilla) were comparable with those taken with the other thermometers in a statistically significant way.**

Conclusion. **The noncontact Thermofocus infrared thermometer can measure body temperature accurately and reproducibly at various body sites. Thanks to its technology, the device can measure body temperature quickly and noninvasively, an essential feature in pediatric practice.**

Key words: **Body temperature - Fever - Thermometers.**

Received on June 6, 2007.
Accepted for publication on June 29, 2007.

Address reprint requests to: C. E. Osio, Piazza Monsignor Chiodi 5, 24049 Verdello (BG).
E-mail: c_osio@virgilio.it

Fever refers to a consistent rise in body temperature above the normal range resulting from altered heat regulation by the temperature control center of the hypothalamus, specifically, the change in temperature due to heat production and loss. [1, 2]

Fever is one of the most common reasons for doctor visits or telephone calls. Parents are often alarmed when their child develops a fever, since they fear it can cause brain damage, especially when the fever is high.

Taking the child's temperature during an illness is frequently arduous. This task has been made easier with new devices that are more manageable and less invasive than conventional glass-mercury thermometers.

In addition, the European Union has set a ban on the sale and export of glass-mercury thermometers in Europe after 2011.[3] Mercury is, in fact, a nondegradable toxic element that can contaminate the environment and the food chain.

A new, safe way to measure body temperature is with a non-contact thermometer (Thermofocus 01500, 0900, 0800, 0700 series).

With this study, we compared body temperature measurements taken with this device on 90 pediatric patients *versus* three commercially available digital thermometers

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OSIO COMPARATIVE STUDY OF BODY TEMPERATURE MEASURED WITH A NON-CONTACT INFRARED THERMOMETER

41
40
39
38
37
36
35
P<0.0001
Misurazioni frontali
Lineare (misurazioni frontali)
Misurazioni ascellari
Lineare (misurazioni ascellari)
Misurazioni ombelicali
Lineare (misurazioni ombelicali)

Figure 1.—Correlation between measurements taken with the Thermofocus 01500 at three body sites (forehead, navel, axilla).

(Omron MC-600, Exergen TAT2000C, Braun Thermoscan IRT 3020). The aim of the study was to evaluate the device's reliability, precision and accuracy in measuring body temperature in pediatric patients.

Materials and methods

Patients

The sample was 90 inpatients or ambulatory patients examined at the Second Children's Clinic of the University of Milan between March and April 2004. After being informed of the study objectives and design, the children's parents, as legal guardians, voluntarily gave their consent to participate in the study.

Inclusion criteria were:

— body temperature between 35 °C and 41 °C;

— absence of a chronic clinical condition;

— not having taken an antipyretic up to 2 h before the test;

— absence of external ear infection;

— absence of forehead sweating and/or treatment with a skin medication;

— absence of hair in the temperature measurement site.

The sample was divided into 3 age groups:

— group 1: 30 infants <12 months old (20 males and 10 females, mean age 5.27 months);

— group 2: 30 young children 1-5 years old (16 males and 14 females, mean age 2.5 years);

— group 3: 30 older children >5 years old (13 males and 17 females, mean age 8.7 years).

In each group, 15 patients with a temperature >38° C and 15 with a temperature <38° C were recruited.

Instruments

The thermometers were:

— Thermofocus 01500 non-contact thermometer for measuring body temperature at the forehead, navel and axilla;

— Thermofocus 0900 non-contact thermometer for measuring body temperature at the forehead, navel and axilla;

— Thermofocus 0800 non-contact thermometer for measuring body temperature at the forehead, navel and axilla;

— Thermofocus 0700 non-contact thermometer for measuring body temperature at the forehead, navel and axilla;

328 MINERVA PEDIATRICA Agosto 2007

COMPARATIVE STUDY OF BODY TEMPERATURE MEASURED WITH A NON-CONTACT INFRARED THERMOMETER OSIO

41
40
39
38
37
36
35
P<0.0001
Thermofocus 01500
Braun IRT 3020
Lineare (Exergen TAT 2000C)
Omron MC-600
Lineare (Thermofocus 01500)
Lineare (Braun IRT 3020)
Exergen TAT 2000C
Lineare (Omron MC-600)

Figure 2.—Correlation between all measurements taken with the study thermometers.

41
40
39
38
37
36
35
P<0.0001
Thermofocus 01500
Braun IRT 3020
Lineare (Exergen TAT 2000C)
Omron MC-600
Lineare (Thermofocus 01500)
Lineare (Braun IRT 3020)
Exergen TAT 2000C
Lineare (Omron MC-600)

Figure 3.—Correlation between all measurements taken with the study thermometers in infants <1 year of age.

— Braun Thermoscan IRT 3020 ear thermometer;

— Exergen Temporalscanner TAT 2000C for measuring body temperature at the skin surface over the temporal artery;

— Omron MC-600 for measuring body temperature at the axilla.

Before the start of the study, the calibration of each thermometer was tested.

The Omron MC-600, a standard digital thermometer that measures body temperature in oral, rectal and under arm modes, works by using electronic thermistors that change in resistance with changing temperature.

All other devices were infrared thermometers that detect the radiation the body normally emits in the infrared range. The in-

Vol. 59, N. 4 MINERVA PEDIATRICA 329

OSIO COMPARATIVE STUDY OF BODY TEMPERATURE MEASURED WITH A NON-CONTACT INFRARED THERMOMETER

41
40
39
38
37
36
35
P<0.0001
Thermofocus 01500
Braun IRT 3020
Lineare (Exergen TAT 2000C)
Omron MC-600
Lineare (Thermofocus 01500)
Lineare (Braun IRT 3020)
Exergen TAT 2000C
Lineare (Omron MC-600)

Figure 4.—Correlation between all measurements taken with the study thermometers in children aged 1-5 years.

41
40
39
38
37
36
35
P<0.0001
Thermofocus 01500
Braun IRT 3020
Lineare (Exergen TAT 2000C)
Omron MC-600
Lineare (Thermofocus 01500)
Lineare (Braun IRT 3020)
Exergen TAT 2000C
Lineare (Omron MC-600)

Figure 5.—Correlation between all measurements taken with the study thermometers in children >5 years of age.

frared irradiation from the human body falls in a wavelength range of 7-14 nm.

The Braun Thermoscan IRT 3020 detects infrared radiation emitted from the eardrum. The probe tip is inserted into the ear canal, aligning the direction with the opposite ear. A disposable cap is placed over the tip before each measurement.

The Exergen Temporalscanner TAT2000C detects infrared radiation from the temple area of the forehead. The probe is stroked across the skin from the center of forehead to the temple until an acoustic signal indicates that the reading has been taken. The device requires careful sterilization of the probe cover between use.

The Thermofocus (01500, 0900, 0800, 0700 series) is a clinical non-contact thermometer

330 MINERVA PEDIATRICA Agosto 2007

COMPARATIVE STUDY OF BODY TEMPERATURE MEASURED WITH A NON-CONTACT INFRARED THERMOMETER OSIO

that detects infrared radiation emitted from the forehead. Since varying the distance between the device and the forehead enlarges the area of action of the infrared sensor, the thermometer has to be positioned at a defined distance. All Thermofocus models have an optic positioning system consisting of two convergent light bundles that form two light points on the surface of the area where the temperature reading is taken. Moving the device closer to or farther from the area, the two light points come closer together to form a single dot indicating the correct distance from the object surface for which the thermometer was calibrated. The light emitted by the device is completely harmless, even if accidentally pointed into the eyes.

Methods

The study was performed according to the requirements of the American Society for Testing and Materials (ASTM) E1965-98 for infrared thermometers. The thermometers were used according to the manufacturers' instructions.

Measurements were taken in a room with uniform ambient temperature between 16° C and 40° C (range 23-27.2° C, mean 25.7° C) without drafts. The relative ambient humidity was 40-70%.

The instruments were never used in the presence of strong magnetic fields such as those generated by transmitting cellular telephones (GSM, DECT), radio telephones, radio transmitters or medical devices.

Patients had their temperature taken by the same operator using seven different thermometers in the following order:

— Thermofocus 01500/0900/0800/0700 series:

- 3 non-contact measurements at the forehead;
- 3 non-contact measurements at the navel;
- 3 non-contact measurements at the axilla;

— Omron MC-600:

- 3 measurements at the axilla;

— Exergen Temporalscanner TAT2000C:

- 3 measurements at the temple;

— Braun Thermoscan IRT 3020:

- 3 measurements at the ear canal.

Each measurement was taken in triplicate using the same thermometer a few seconds apart and within 5 min.

Statistical analysis

Measurements were analyzed using the GraphPad-InStat version 2.05a program. The linear regression test [4] was applied to test for correlations.

Results

The linear regression test was applied to correlate the body temperature measurements taken with the Thermofocus 01500 at the forehead with those at the navel and axilla. As shown in Figure 1 and Table I, a statistically significant correlation exists between the measurements, demonstrating that the body temperature measured with the Thermofocus at the three sites (forehead, navel and axilla) are correlatable.

The results obtained with the other Thermofocus models (0900, 0800, 0700 series) were analyzed with the same statistical test and yielded a statistically significant correlation as well.

Based on these statistical results, we used the measurement taken with the Thermofocus 01500 at the forehead as the reference value against which the measurements of the other thermometers were compared.

In a first step we compared all the measurements taken with the Thermofocus 01500 with those obtained with the other three thermometers (Omron MC-600, Exergen TAT2000C, Braun Thermoscan IRT 3020). As illustrated in Figure 2 and Table I, the linear regression analysis confirmed that there were no statistically significant differences between the measurements taken with the Thermofocus 01500 and those taken with the three other thermometers.

In a second step we compared all the measurements taken with all four thermometers, this time stratified by patient age group (patients <1 year, 1-5 years and >5 years of age). As shown in Figure 3, Figure 4, Figure 5 and Table I, the linear regression test confirmed that there were no statistically significant dif-

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OSIO COMPARATIVE STUDY OF BODY TEMPERATURE MEASURED WITH A NON-CONTACT INFRARED THERMOMETER

TABLE I. — *A summary of statistical parameters.*

	All measurements	<1 year	1-5 years	>5 years	TF 01500
r	0,1704	0,6089	0,6467	0,6114	0,1876
rs	0,02904	0,3708	0,4183	0,3738	0,03521
Sy.x	1,119	0,7275	0,9224	0,9896	1,130
P	<0,0001	<0,0001	<0,0001	<0,0001	<0,0001

r: correlation coefficient; rs: r squared; Sy.x: standard deviation of residual from line; P: P value.

ferences between the measurements taken with the Thermofocus 01500 and those obtained with the other three thermometers.

Table II gives an overview of the mean of the measurements stratified by age group compared against the under arm temperature measured with the Omron MC-600 as the reference value.

Discussion and conclusion

The primary objective of this study was to evaluate the performance of the Thermofocus non-contact thermometer (Thermofocus 01500, 0900, 0800, 0700 series) in providing reliable measurements of body temperature that were correlatable at the three sites (forehead, navel, axilla). Reliable performance was also expected for measuring body temperature in infants and children.

The second objective was to determine whether all models in the series of the non-contact thermometer were able to provide measurements of body temperature that were comparable in a statistically significant way *versus* three other commercially available medical thermometers (Omron MC-600, Exergen TAT2000C, Braun Thermoscan IRT 3020).

Both objectives were achieved on the basis of the study results. Analysis of the temperature measurements taken with the non-contact Thermofocus at the three sites (forehead, navel, axilla) yielded a statistically significant correlation between the results (Figure 1, Table I). The body temperature measurements taken with the non-contact thermometer and those taken with the other three thermometers are correlatable in a statistically significant way in all the measurements (Figure 2, Table I) and across all 3 age groups (Figures 3-5, Table I).

The following conclusions may be drawn from these results:

1) the non-contact Thermofocus thermometer (01500, 0900, 0800, 0700 series) is a medical infrared thermometer that can measure body temperature accurately and reproducibly in various body areas;

2) the non-contact Thermofocus thermometer (01500, 0900, 0800, 0700 series) is an infrared thermometer that can measure body temperature accurately in infants and children;

3) the non-contact Thermofocus thermometer (01500, 0900, 0800, 0700 series) produces results comparable with commercially available thermometers and in a statistically significant way.

The data demonstrate that measuring body temperature with a non-contact infrared radiation device is completely safe and provides correct, reliable measurement of body temperature at different body sites without skin contact. This last feature is particularly advantageous for ambulatories and emergency department services where modes of transmission of disease need to be strictly controlled.

References

1. Dinarello CA, Wolff SM. Phatogenesis of fever. In: Mandell LG, Douglas RG Jr, Bennett JE editors. Principles and practice of infectious diseases. 3rd ed. New York: Churchill Livingstone; 1990. p. 462-7.
2. Dinarello CA. New concepts on the phatogenesis of fever. Rev Infect Dis 1988;10:168.
3. Direttiva 76/769/CEE, ultimo aggiornamento 21 febbraio 2006.
4. Marubini E. Regressione e correlazione. In: Colton T editor. Statistica in Medicina. 1° ed. Padova: Piccin editore; 1991. p. 209-16.

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TABLE II.—*Summary of the temperature measurement on 90 subjects of all ages performed by infrared thermometer thermofocus and compared with otherrs thermometers - 50% of the subjects were feverish (38°C or more).*

In charge of: Doct. Cinzia Bellifemine — Data processed according ASTM E 1965-98 § X2.3 — Period of the tests: March-April 2004

Original data	measurement at distance with THERMOFOCUS 01500: forehead's middle, USING "FACE" BUTTON	NAVEL, USING "HOME" BUTTON	AXILLA, USING "HOME" BUTTON	measurement at distance with THERMOFOCUS 0800: forehead's middle, USING "FACE" BUTTON	NAVEL, USING "HOME" BUTTON	AXILLA, USING "HOME" BUTTON	measurement at distance with THERMOFOCUS 0800: forehead's middle, USING "FACE" BUTTON	NAVEL, USING "HOME" BUTTON	AXILLA, USING "HOME" BUTTON	measurement at distance with THERMOFOCUS 0700: forehead's middle, USING "OFF" BUTTON	NAVEL, USING "OFF" BUTTON AFTER SUBTRACTING 1.5°C	AXILLA, DATA	measurement with contact axilla: thermometer OMRON MC-oo	measurement with contact forehead: thermometer EXERGEN TAT2000C	measurement with contact ear: thermometer Braun Thermoscan IRT3020
number / Subjects with fever / Ambient temp	value °C / clinical repeatability / clinical bias vs. Omron	value °C / clinical repeatability / clinical bias vs. Omron	value °C / clinical repeatability / clinical bias vs. Omron	value °C / clinical repeatability / clinical bias vs. Omron	value °C / clinical repeatability / clinical bias vs. Omron	value °C / clinical repeatability / clinical bias vs. Omron	value °C / clinical repeatability / clinical bias vs. Omron	value °C / clinical repeatability / clinical bias vs. Omron	value °C / clinical repeatability / clinical bias vs. Omron	value °C / clinical repeatability / clinical bias vs. Omron	value °C / clinical repeatability / clinical bias vs. Omron	value °C / clinical repeatability / clinical bias vs. Omron	value °C / clinical repeatability	value °C / clinical repeatability / clinical bias vs. Omron	value °C / clinical repeatability / clinical bias vs. Omron
Babies under one year of age															
30 / 15 / 20.7	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
clinical repeatability	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
clinical bias	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Uncertainty (standard deviation STDEVP)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Children between 1 to 5 years of age															
30 / 15 / 20.7	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
clinical repeatability	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
clinical bias	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Uncertainty (standard deviation STDEVP)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Subjects over 5 years of age															
30 / 15 / 20.8	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
clinical repeatability	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
clinical bias	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Uncertainty (standard deviation STDEVP)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]

Data after correction for calibration laboratory according to the bench tests (see ASTM E 1965-98 §X2.3.4.3)	measurement at distance with THERMOFOCUS 01500: forehead's middle, USING "FACE" BUTTON	NAVEL, USING "HOME" BUTTON	AXILLA, USING "HOME" BUTTON	measurement at distance with THERMOFOCUS 0800: forehead's middle, USING "FACE" BUTTON	NAVEL, USING "HOME" BUTTON	AXILLA, USING "HOME" BUTTON	measurement at distance with THERMOFOCUS 0800: forehead's middle, USING "FACE" BUTTON	NAVEL, USING "HOME" BUTTON	AXILLA, USING "HOME" BUTTON	measurement at distance with THERMOFOCUS 0700: forehead's middle, USING "OFF" BUTTON	NAVEL, USING "OFF" BUTTON AFTER SUBTRACTING 1.5°C	AXILLA, DATA	measurement with contact axilla: thermometer OMRON MC-oo	measurement with contact forehead: thermometer EXERGEN TAT2000C	measurement with contact ear: thermometer Braun Thermoscan IRT3020
number / Subjects with fever / Ambient temp	value °C / clinical repeatability / clinical bias vs. Omron	value °C / clinical repeatability / clinical bias vs. Omron	value °C / clinical repeatability / clinical bias vs. Omron	value °C / clinical repeatability / clinical bias vs. Omron	value °C / clinical repeatability / clinical bias vs. Omron	value °C / clinical repeatability / clinical bias vs. Omron	value °C / clinical repeatability / clinical bias vs. Omron	value °C / clinical repeatability / clinical bias vs. Omron	value °C / clinical repeatability / clinical bias vs. Omron	value °C / clinical repeatability / clinical bias vs. Omron	value °C / clinical repeatability / clinical bias vs. Omron	value °C / clinical repeatability / clinical bias vs. Omron	value °C / clinical repeatability	value °C / clinical repeatability / clinical bias vs. Omron	value °C / clinical repeatability / clinical bias vs. Omron
Babies under one year of age															
30 / 15 / 20.7	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
clinical repeatability	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
clinical bias	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Uncertainty (standard deviation STDEVP)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Children between 1 to 5 years of age															
30 / 15 / 20.7	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
clinical repeatability	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
clinical bias	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Uncertainty (standard deviation STDEVP)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Subjects over 5 years of age															
30 / 15 / 20.8	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
clinical repeatability	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
clinical bias	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Uncertainty (standard deviation STDEVP)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]

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Studio comparativo tra la misurazione della temperatura corporea con metodiche a distanza a raggi infrarossi e metodiche tradizionali. Primo studio italiano su 90 pazienti pediatrici

Si definisce febbre l'innalzamento della temperatura corporea al di sopra dei valori normali dovuto all'alterazione dei meccanismi di regolazione termica del centro ipotalamico e, in particolare, alla dissociazione tra la produzione di calore e la sua dispersione [1, 2].

La febbre rappresenta uno dei motivi che più frequentemente richiedono una visita pediatrica o un colloquio telefonico con il pediatra. I genitori spesso sono allarmati di fronte al bambino con febbre, in quanto pensano che possa, di per sé, specie se alta, determinare un grave danno soprattutto a livello cerebrale.

Misurare la temperatura corporea del bambino, in particolare nel periodo di malattia, diventa per il genitore spesso una manovra alquanto complicata: ecco perché negli ultimi anni sono stati introdotti in commercio, accanto ai tradizionali termometri in vetro a mercurio, dei nuovi strumenti di misurazione più maneggevoli e meno invasivi.

È necessario, inoltre, ricordare che l'Unione Europea ha disposto che entro il 2011 i termometri a mercurio non potranno più essere venduti in Europa (e neppure esportati) e dovranno, quindi, essere eliminati [3]. Il mercurio, infatti, è un elemento tossico che non si degrada e, se disperso, contamina l'ambiente e la catena alimentare.

La novità in questo ambito è la misurazione della temperatura corporea a distanza a raggi infrarossi attraverso un nuovo termometro (Thermofocus 01500, 0900, 0800, 0700).

In questo studio vengono correlate le temperature corporee ottenute su 90 pazienti pediatrici con questo termometro a distanza con quelle ottenute con altri 3 termometri digitali presenti in commercio (Omron MC-600, Exergen TAT2000C, Braun Thermoscan IRT3020).

Lo scopo di questo studio è valutare l'attendibilità, la precisione e l'accuratezza della misurazione della temperatura a distanza in pazienti pediatrici.

Materiali e metodi

Casistica

Per lo studio sono stati reclutati 90 pazienti in età pediatrica ricoverati o visitati presso la Clinica Pediatrica II dell'Università degli Studi di Milano nel periodo marzo-aprile 2004.

Dopo aver informato i genitori sugli obiettivi e sulle modalità dello studio, tutti i genitori, in qualità di tutori dei loro figli, hanno aderito volontariamente allo studio.

Tutti i pazienti per essere reclutati nello studio dovevano soddisfare i seguenti criteri di inclusione:

— avere una temperatura corporea compresa tra i 35 °C e 41 °C;

— non essere in condizioni cliniche critiche;

— non avere assunto farmaci antipiretici nelle 2 h precedenti il test;

— non avere una flogosi dei condotti uditivi esterni;

— non avere la fronte sudata e/o trattata con presidi dermatologici;

— non avere peli nelle zone di rilevazione della temperatura.

I pazienti reclutati nello studio sono stati divisi in 3 gruppi in base all'età:

— 1° gruppo: 30 pazienti di età inferiore a 12 mesi di vita (20 di sesso maschile e 10 di sesso femminile, età media 5,27 mesi);

— 2° gruppo: 30 pazienti di età compresa tra 1 e 5 anni di vita (16 di sesso maschile e 14 di sesso femminile, età media 2,5 anni);

— 3° gruppo: 30 pazienti di età superiore ai 5 anni di vita (13 di sesso maschile e 17 di sesso femminile, età media 8,7 anni).

In ogni gruppo sono stati reclutati 15 pazienti con temperatura superiore a 38°C e 15 pazienti con temperatura inferiore a 38°C.

Strumenti

I termometri utilizzati in questo studio sono stati:

— Thermofocus 01500 per la misurazione frontale, ombelicale e ascellare a distanza;

— Thermofocus 0900 per la misurazione frontale, ombelicale e ascellare a distanza;

— Thermofocus 0800 per la misurazione frontale, ombelicale e ascellare a distanza;

— Thermofocus 0700 per la misurazione frontale, ombelicale e ascellare a distanza;

— Braun Thermoscan IRT3020 per la misurazione auricolare a contatto;

— Exergen Temporalscanner TAT2000C per la misurazione temporale a contatto;

— Omron MC-600 per la misurazione ascellare a contatto.

Prima dell'inizio dello studio è stata verificata la taratura di ogni termometro.

Il termometro Omron MC-600 è un classico termometro digitale da posizionare a contatto con la zona prescelta (orale, ascellare o rettale) che sfrutta la caratteristica dei termistori, particolari componenti elettronici che hanno la caratteristica di modificare

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la propria resistenza elettrica quando cambiano la propria temperatura.

Tutti gli altri termometri presi in esame sono, invece, del tipo infrarosso, ovvero sono termometri in grado di rilevare le radiazioni che tutti i corpi emettono nella gamma definita infrarossa: in particolare il corpo umano emette radiazioni sulla lunghezza d'onda che va dai 7 ai 14 nm.

Il termometro Braun Thermoscan IRT3020 rileva le radiazioni infrarosse emesse dalla membrana del timpano: è dotato di un puntale che va inserito nel condotto uditivo parallelamente al condotto stesso e, pertanto, è necessario cercare di raddrizzare il condotto orientando il termometro indicativamente nella direzione dell'orecchio opposto. Questo apparecchio richiede l'uso di un apposito cappuccio igienico usa e getta da sostituire a ogni rilevazione.

Il termometro Exergen Temporalscanner TAT2000C rileva le radiazioni infrarosse emesse da una porzione della fronte, in particolare della tempia, e va fatto scivolare sulla cute dal centro della fronte alla tempia fino a quando un apposito segnale acustico avverte che la rilevazione è completata. Questo dispositivo richiede un'accurata sterilizzazione della parte che viene posta a contatto della fronte prima di passare a una nuova rilevazione.

I termometri Thermofocus (modelli 01500, 0900, 0800, 0700) sono termometri clinici in grado di rilevare a distanza le radiazioni infrarosse emesse dal centro della fronte e non richiedono alcun contatto con la fronte stessa. Poiché, variando la distanza dalla fronte del soggetto, si allarga la zona di azione di qualsiasi sensore infrarosso, è necessario poter posizionare il termometro a una distanza ben definita. Tutti i modelli di Thermofocus dispongono di un sistema di puntamento ottico consistente in due fasci di luce convergenti che formano due punti luminosi sulla superficie della quale si vuole rilevare la temperatura. Avvicinando o allontanando il termometro i due punti luminosi si avvicinano o si allontanano fino a diventare un unico punto quando il termometro è posizionato alla giusta distanza per la quale il termometro è stato tarato. I fasci luminosi emessi da Thermofocus sono completamente inoffensivi anche nel caso in cui vengano erroneamente puntati negli occhi.

Metodi e tecniche

Lo studio è stato eseguito seguendo gli standards richiesti dall'American Society for Testing and Materials (ASTM) E 1965-98 per i termometri a raggi infrarossi.

Tutti gli strumenti sono stati utilizzati rispettando rigorosamente le raccomandazioni delle schede tecniche dei costruttori.

Tutte le misurazioni sono state eseguite in un ambiente con temperatura uniforme, stabilmente compresa tra i 16°C e 40°C (temperatura minima 23°C, temperatura massima 27,2°C, temperatura media 25,7°C) e privo di correnti d'aria.

Tutte le misurazioni sono state eseguite in un ambiente con un'umidità relativa compresa tra il 40% e 70%.

Gli strumenti non sono mai stati utilizzati in presenza di forti campi magnetici come quelli generati da telefoni cellulari in trasmissione (GSM, DECT), radio mobili, ricetrasmettitori o apparecchi medico-diagnostici con tali caratteristiche.

In ogni paziente reclutato nello studio è stata rilevata la temperatura da uno stesso operatore con i 7 diversi termometri in questa successione temporale:

— Thermofocus 01500/0900/0800/0700:
- 3 misurazioni a distanza nel centro della fronte;
- 3 misurazioni a distanza nel centro all'ombelico;
- 3 misurazioni a distanza nel cavo ascellare;

— Omron MC-600:
- 3 misurazioni a contatto nel cavo ascellare;

— Exergen Temporalscanner TAT2000C:
- 3 misurazioni a contatto a livello della tempia;

— Braun Thermoscan IRT3020:
- 3 misurazioni nel condotto uditivo esterno.

Ogni misurazione è stata eseguita con lo stesso termometro in triplicato a distanza di pochi secondi una dall'altra: le tre misurazioni non sono mai state eseguite in un tempo superiore a 5 min.

Analisi statistica

Le misurazioni ottenute sono state elaborate statisticamente con il programma GraphPad-InStat V2.05a.

Il Test di correlazione statistico utilizzato è stato il test di regressione lineare (Linear Regression Test) [4].

Risultati

Abbiamo dapprima correlato con il test statistico di regressione lineare (Linear Regression Test) tutte le misurazioni ottenute con Thermofocus 01500 a livello frontale con quelle ottenute a livello ombelicale e ascellare.

Come si evidenzia dalla Figura 1 e dalla Tabella I, le misurazioni sono tra loro risultate correlabili in modo statisticamente significativo mostrando che le temperature rilevate con Thermofocus nei diversi distretti corporei (fronte, ombelico e ascella) sono tra loro correlabili.

Anche i risultati ottenuti con gli altri modelli di Thermofocus (0900, 0800, 0700) sono stati processati con il medesimo test statistico, ottenendo, anche in questo caso, correlazioni statisticamente significative.

Tenuto conto di questi primi risultati statistici abbiamo deciso di utilizzare come misurazione di riferimento, da confrontare con le misurazioni degli altri termometri in studio, quella rilevata con Thermofocus 01500 a livello frontale.

Abbiamo dapprima messo a confronto tutte le misurazioni ottenute con Thermofocus 01500 con quelle ottenute con gli altri termometri in studio (Omron

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MC-600, Exergen TAT 2000C, Braun Thermoscan IRT 3020).

Come si evidenzia dalla Figura 2 e dalla Tabella I, lo studio di regressione lineare ha confermato che non esistono differenze statisticamente significative tra le misurazioni rilevate con Thermofocus 01500 e quelle rilevate con gli altri 3 termometri.

Successivamente abbiamo messo a confronto tutte le misurazioni ottenute con i diversi termometri considerando separatamente i 3 gruppi di età (pazienti <1 anno, pazienti 1-5 anni, pazienti >5 anni).

Come si evince dalla Figura 3, Figura 4 e dalla Figura 5 e dalla Tabella I lo studio statistico di regressione lineare ha sempre confermato che non esistono differenze statisticamente significative tra le misurazioni ottenute con Thermofocus 01500 e quelle ottenute con Omron MC-600, Exergen TAT 2000C e Braun Thermoscan IRT 3020.

La Tabella II rappresenta il riepilogo delle medie di tutte le misurazioni eseguite in ciascun gruppo d'età, prendendo come riferimento la temperatura ascellare rilevata con il termometro Omron MC-600.

Discussione e conclusioni

Il primo obiettivo di questo studio era quello di valutare la capacità di questo termometro a distanza (Thermofocus 01500, 0900, 0800, 0700) di dare misurazioni della temperatura corporea attendibili e tra loro correlabili a livello di più distretti corporei (fronte, ombelico, cavità ascellare). Questa capacità doveva, inoltre, essere verificabile sia nel lattante che nel bambino.

Un secondo obiettivo dello studio era verificare se questo termometro a distanza, in tutte le sue versioni, fosse in grado di fornire misurazioni della temperatura corporea sovrapponibili in modo statisticamente significativo rispetto ad altri 3 termometri medicali già presenti in commercio (Omron MC-600, Exergen TAT2000C, Braun Thermoscan IRT3020).

I risultati ottenuti nello studio hanno consentito di raggiungere entrambi gli obiettivi.

Le misurazioni della temperatura ottenute con il termometro a distanza Thermofocus nei diversi distretti corporei (fronte, ombelico, cavità ascellare) sono risultate tra loro correlabili in modo statisticamente significativo (Figura 1, Tabella I).

I valori di temperatura corporea ottenuti con il termometro a distanza e quelli ottenuti con gli altri 3 termometri in studio sono risultati correlabili tra loro in modo statisticamente significativo sia considerando tutte le misurazioni (Figura 2, Tabella I) sia considerando i diversi gruppi di età separatamente (Figure 3-5, Tabella I).

Questi risultati consentono di fare le seguenti considerazioni:

1) il termometro a distanza Thermofocus (01500, 0900, 0800, 0700) è un termometro medicale a raggi infrarossi a distanza in grado di misurare la temperatura corporea in modo accurato e riproducibile in diversi distretti corporei;

2) il termometro a distanza Thermofocus (01500, 0900, 0800, 0700) è un termometro in grado di rilevare misurazioni attendibili sia nel lattante che nel bambino;

3) Il termometro a distanza Thermofocus (01500, 0900, 0800, 0700) ha dato risultati sovrapponibili in modo statisticamente significativo rispetto agli altri termometri presenti attualmente in commercio.

I dati ottenuti dimostrano che la misurazione a distanza mediante la rilevazione delle radiazioni infrarosse è una metodica assolutamente affidabile, in grado di fornire rilevazioni corrette e attendibili dei diversi distretti corporei senza contatto con la superficie cutanea del paziente. Quest'ultima caratteristica è particolarmente utile in ambulatori e strutture di pronto soccorso dove è necessario evitare il più possibile la trasmissione di patologie.

Riassunto

Obiettivo. Lo scopo di questo studio è valutare l'affidabilità della misurazione della temperatura corporea mediante tecnica di rilevazione a distanza con raggi infrarossi comparata con altre metodiche tradizionali sia nel lattante che nel bambino.

Metodi. Sono stati reclutati 90 pazienti pediatrici ricoverati o visitati presso la Clinica Pediatrica II dell'Università degli Studi di Milano e successivamente divisi in 3 gruppi di età (< 1 anno; 1-5 anni; > 5 anni). In ogni paziente è stata rilevata la temperatura con questo nuovo termometro a distanza in tre diversi distretti corporei (fronte, ombelico e ascella) e con altri 3 termometri digitali presenti in commercio. Tutte le misurazioni ottenute sono state correlate tra loro utilizzando il test statistico di regressione lineare (Linear Regression Test).

Risultati. Tutte le misurazioni sono tra loro risultate correlabili in modo statisticamente significativo; le temperature rilevate nei diversi distretti corporei (fronte, ombelico e ascella) sono tra loro sovrapponibili in modo statisticamente significativo con quelle ottenute con gli altri termometri.

Conclusioni. Questo termometro medicale a distanza a raggi infrarossi è in grado di misurare la temperatura corporea in modo accurato e riproducibile in diversi distretti corporei. Le sue caratteristiche tecnologiche consentono di ottenere misurazioni rapide senza invasione del corpo del soggetto, proprietà fondamentale in ambito pediatrico.

Parole chiave: Temperatura corporea - Febbre - Termometro a distanza senza contatto.

336 MINERVA PEDIATRICA Agosto 2007